March 14, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Nasreen Mohammed
Linda Cvrkel
Taylor Beech
Katherine Bagley

Re:	B. Riley Principal 150 Merger Corp.
Registration Statement on Form S-4
Filed January 7, 2022
File No. 333-262047

Dear Ms. Bagley:

On behalf of our client, B. Riley Principal 150 Merger Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated February 1, 2022 (the “Comment Letter”), with respect to the above-referenced registration statement on Form S-4 filed on January 7, 2022 (the “Registration Statement”).

The Company has publicly filed via EDGAR Amendment No. 1 to its Registration Statement on Form S-4 (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1 to the Registration Statement.

Registration Statement on Form S-4 filed January 7, 2022

Q: What happens if a substantial number of the Public Stockholders vote in favor…, page 15

1.	We note your response to comment 3, including your table on page 15 showing that the “trust value per share” for each redemption scenario would be $10.00. This disclosure is not completely responsive to our comment. Please amend your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each redemption level, taking into account not only the money in the trust account, but the post-transaction equity value of the combined company. Your disclosure should show the impact of certain equity issuances on the per share value of the shares, including the exercises of public and private warrants, and the issuance of any earn-out shares under each redemption scenario.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 17 and 18 of Amendment No. 1.

United States Securities and Exchange Commission

March 14, 2022

Q: May our Sponsor and our officers and directors purchase Public Shares…, page 21

2.	We note your response to our prior comment 4 and reissue our comment. Please provide your analysis as to how repurchases made by or on behalf of the Sponsor, FaZe and/or their affiliates would comply with Rule 14e-5, given the definition of “covered person” provided in Rule 14e-5(c)(3)(i). Alternatively, please revise your disclosure to clarify that there will be no repurchases made by or on behalf of the Sponsor, FaZe or their affiliates.

Response: The Company informs the Staff that no repurchases, if any, will be made by a “covered person” (as defined in Rule 14e-5) prior to the redemption deadline at a price in excess of the applicable redemption price. The Company believes that this interpretation of Rule 14e-5 is consistent with the investor protection purposes of Rule 14e-5 in the context of SPAC redemptions. As counsel for the Company has discussed with the Office of Mergers and Acquisitions in the Division of Corporation Finance, it is the Company’s belief that limiting the scope of Rule 14e-5 to purchases or arrangements to purchase (as defined therein) made at a price in excess of the redemption price is consistent with the investor protection purposes of Rule 14e-5 in the context of SPAC redemptions.

Notwithstanding the prior statement, as noted in the Company’s response to the Staff’s prior Comment No. 4, the Company reaffirms that the Sponsor, FaZe, and/or its affiliates have no current intention to purchase shares and/or warrants from investors, or enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their Public Shares in favor of the Business Combination Proposal.

Risk Factors

“We rely on certain assumptions and estimates…, page 59

3.	We note your amended disclosure in response to comment 40 that you are a “leading digital content platform with social media reach (see our key performance indicator, ‘Total Reach’) of over 350 million as of September 30, 2021.” We also note your disclosure in “Total Reach” on page 197 that “our calculation of Total Reach may include the same individual subscriber multiple times if an individual subscribes to FaZe on multiple platforms, our Total Reach metric may inflate our actual reach.” Please enhance your risk factor disclosure to highlight and describe specific metrics that may be inaccurate, including Total Reach, and the specific consequences to your business of these potential inaccuracies.

Response: In response to the Staff’s comment, the Company has revised its risk factor disclosure on page 63 of Amendment No. 1.

Background to the Business Combination, page 117

4.	We note your amended disclosure that “[o]n October 13, 2021, White & Case held a call with FaZe to discuss employment compensation and benefits matters. The focus of this call was to better understand FaZe’s workforce and FaZe’s process for classification of certain service providers as independent contractors, including the nature of work performed by such independent contractors. FaZe provided details regarding the breakdown of its workforce and its process for classifying independent contractors.” Please amend your risk factor disclosure to discuss the risks, if any, related to FaZe’s classification of certain entities as “independent contractors.” In your risk factor disclosure, please discuss any current or evolving laws or regulations related to this classification that are applicable to FaZe’s business.

Response: In response to the Staff’s comment, the Company has revised its risk factor disclosure on page 75 of Amendment No. 1.

5.	We note your amended disclosure that “[o]n September 9, 2021, the PowerPoint presentation was stylistically revised by FaZe to . . . provide revised detail on certain assumptions underlying the projections, changing the description around the assumption that FaZe will consummate an acquisition or partnership in China in 2022 to an international acquisition or partnership in 2022, and changing the description around the consumer acquisitions assumption to note that the acquisitions are to be identified in the future.” Please amend your disclosure to clearly disclose why FaZe revised certain assumptions underlying the projections.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 129 of Amendment No. 1.

United States Securities and Exchange Commission

March 14, 2022

The BRPM Board’s Reasons for the Approval of the Business Combination

Comparable Companies Analysis, page 125

6.	We note your response to comment 26, and your amended disclosure on page 125. Please amend your disclosure to provide footnote or narrative disclosure to your table that briefly defines the metrics presented in the table. Please also amend your disclosure to clarify why the metrics presented were useful in evaluating the companies listed.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 132 of Amendment No. 1.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Balance Sheet, page 167

7.	Refer to footnote (F) – We have reviewed the revisions to footnote (F) but are still unclear as to how the adjustments to additional paid-in-capital and accumulated deficit for the conversion of the FaZe notes were determined. Please revise to explain in further detail how these components of the adjustment were determined including the number of shares to be issued on conversion and the fair values of the shares issued.

Response: The Company respectfully acknowledges the Staff’s response and has updated the disclosure on page 175 of Amendment No. 1.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 169

8.	Refer to footnote (II) – Please revise this footnote to disclose the number of FaZe shares and the related fair value of the consideration issued to extinguish the FaZe notes. Also, please disclose the intrinsic value of the FaZe common stock and the conversion ratio of the FaZe notes at the commitment date.

Response: The Company respectfully acknowledges the Staff’s response and has updated the disclosure on page 178 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of FaZe

COVID Impact, page 195

9.	We reissue our prior comment 44 in part. Please clarify whether you believe your sponsorship deals with DraftKings, McDonalds and General Mills and your ability to drive engagement were directly related to the uptick in video game usage and content creation due to COVID-19.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 204 of Amendment No. 1.

United States Securities and Exchange Commission

March 14, 2022

Key Components of Sales and Expenses

Revenue, page 202

10.	We note your revised disclosure in response to our prior comment 49 and reissue our comment in part. Please describe how you generate revenue from advertising in connection with your Esports events, and the typical revenue percentage or a range of revenue percentages you receive from your participation in closed Esports leagues.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 213 of Amendment No. 1.

The Company respectfully advises the Staff that FaZe does not generate any revenue from direct advertising in connection with Esports events. Rather, advertising revenues generated by the Esports event are revenues for the leagues and the event organizers. Esports leagues pay FaZe based on FaZe’s participation in the leagues. FaZe is not paid based on advertising related to Esports events, nor does it have any performance obligations related to Esports events advertising. Typical league participation revenue percentage ranges are provided in the updated disclosure referenced above.

Results of Operations, page 204

11.	Throughout your discussion of FaZe’s results of operations, where you discuss multiple factors contributing to changes in line items, please quantify the contribution of each factor. For example, you disclose on page 205 that “[t]he increase in Esports costs of $2.9 million was due primarily to increases in the sale of digital goods, player salaries, prize money costs provided to talent members and costs from player transfers.” Quantify the contribution of each of the factors discussed. Make conforming changes throughout your Results of Operations discussion, as applicable.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 214 through 216 of Amendment No. 1.

Certain Relationships and Related Party Transactions

FaZe

Cox Investment Holdings, page 244

12.	We note your revised disclosure in response to our prior comment 53. In an appropriate place in your filing, please discuss any resulting dilution to shareholders of New FaZe as a result of the conversion of the Cox Notes.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 257 of Amendment No. 1.

Material U.S. Federal Income tax Considerations, page 248

13.	We reissue our prior comment 54. Please revise your disclosure to discuss the tax consequences of the Business Combination as a whole and file an opinion, as needed. In this regard, we note that the transaction you are registering involves the exchange of FaZe shares for shares of New FaZe common stock. Refer to Item 4(a)(6) of Form S-4, which requires a summary of “the federal income tax consequences of the transaction” as a whole.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 265 through 266 of Amendment No. 1. We further note that Skadden, Arps, Slate, Meagher & Flom, LLP, counsel to FaZe, will issue an opinion to be filed by further amendment to the Registration Statement.

United States Securities and Exchange Commission

March 14, 2022

FaZe Clan Inc. Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition and Contract Balances, page F-40

14.	We note your response to comment 56. Please revise to clearly identify the nature of the performance obligations specified in your contracts with multi-channel networks (MCNs) and explain how that interacts with your performance obligation with Google AdSense, which you state is the customer for all of these contracts, including the arrangements with the MCNs. Refer to ASC 606-10-50-12.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that FaZe enters into separate contracts with the MCNs and with Google. FaZe’s contracts with the MCNs are not revenue contracts and do not contain any performance obligations that FaZe is required to fulfill. The MCNs are contracted to perform services for FaZe, primarily by assisting FaZe in optimizing its advertising revenue, for which the MCNs charge FaZe a fee, which FaZe records as an expense. The MCNs have an affiliation with Google, which allows them to perform these advertising revenue optimization services. FaZe has separate revenue contracts with Google, in which FaZe’s only performance obligation is to allow Google to attach advertisements to its content. In this arrangement, the MCN is an agent because it never obtains control over the advertising space in the content that is being monetized. As a result, FaZe is the principal, and it recognizes revenue from its customer, Google, on a gross basis.

General

15.	We note that you removed references to customer “loyalty” in response to our prior comment 40 because you noted that loyalty is not a metric that FaZe tracks internally or otherwise. Please make conforming revisions where you reference FaZe’s brand loyalty elsewhere in your filing.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 38, 59, 62, 132, 133, and 134 of Amendment No. 1.

16.	We note your responses to our prior comments 12 and 42. Please tell us the percentage of revenue generated by your agreements with FaZe Rug and G Fuel, respectively, for the nine months ended September 30, 2021, or the most recent financial period in your filing.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 67 and 197 of Amendment No. 1.

* * *

United States Securities and Exchange Commission

March 14, 2022

Please do not hesitate to contact Era Anagnosti at (202) 637-6274 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Daniel Shribman, B. Riley Principal 150 Merger Corp.
Tammy Brandt, FaZe Clan Inc.
Skadden, Arps, Slate, Meagher & Flom LLP